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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F 10 7

(CUSIP Number)

Leonard J. Kennedy, Esq.
General Counsel
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 653333F 10 7			Page 2 of 18

1.	Name of Reporting Person: Sprint Nextel Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 84,632,604 (see Item 5)

		8.	Shared Voting Power: 0 (see Item 5)

		9.	Sole Dispositive Power: 84,632,604 (see Item 5)

		10.	Shared Dispositive Power: 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,632,604 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100% of the Class B Common Stock (see Item 2 and Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 65333F 10 7			Page 3 of 18

1.	Name of Reporting Person: Nextel Communications, Inc. (see Item 2)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 84,632,604 (see Item 5)

		8.	Shared Voting Power: 0 (see Item 5)

		9.	Sole Dispositive Power: 84,632,604 (see Item 5)

		10.	Shared Dispositive Power: 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,632,604 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100% of the Class B Common Stock (see Item 2 and Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 65333F 10 7	Schedule 13D	Page 4 of 18 Pages
Item 1. Security and Issuer.
     This Schedule 13D relates to Class A Common Stock (the “Class A Common Stock”) of Nextel Partners, Inc. (the “Company”). The principal executive offices of the Company are located at 4500 Carillon Point, Kirkland, Washington 98033. In addition, information regarding the Company’s Class B Common Stock (the “Class B Common Stock”) is also provided.
Item 2. Identity and Background.
     On August 12, 2005, Nextel Communications, Inc. merged with a subsidiary of Sprint Corporation and become a wholly owned subsidiary of Sprint Corporation (the “Merger”). Following the Merger, Sprint Corporation changed its name to Sprint Nextel Corporation (“Sprint Nextel”), and its wholly owned subsidiary into which Nextel Communications, Inc. merged changed its name to Nextel Communications, Inc. (“Nextel Communications”). This Schedule 13D is filed by Sprint Nextel on its behalf and behalf of Nextel Communications (collectively, the “Reporting Persons”). Nextel Communications is the parent of Nextel WIP Corp. (“Nextel WIP”). Nextel WIP is a signatory to the Amended and Restated Shareholders Agreement, dated February 18, 2000, by and among Nextel Partners, Inc. and the shareholders listed therein, as amended (the “Shareholders Agreement”). This Schedule 13D relates only to shares of Class A Common Stock and Class B Common Stock owned or deemed to be owned by Nextel WIP as of the closing of the Merger. No additional shares of either Class A Common Stock or Class B Common Stock were acquired by the Reporting Persons or Nextel WIP in connection with the Merger or otherwise.
     Nextel WIP owns 100% of the outstanding Class B Common Stock, which is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, a majority-owned subsidiary of Nextel Communications or a person or entity controlling Nextel Communications. However, because such transfers are prohibited under the Shareholders Agreement until January 29, 2011, this Schedule 13D assumes the Reporting Persons do not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.
     Pursuant to Rule 13d-1(k)(1) - (2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Schedule 13D is filed on behalf of the Reporting Persons who beneficially own the stock of Nextel WIP. Pursuant to Rule 13d-5(b)(1), Nextel WIP, along with certain individuals and corporations identified below (the “Non-Reporting Persons”), may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock subject to the Shareholders Agreement as a result of Nextel WIP and the Non-Reporting Persons having signed the Shareholders Agreement. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act.

CUSIP No. 65333F 10 7	Schedule 13D	Page 5 of 18 Pages
     In this report, the Reporting Persons are:
1.	Sprint Nextel Corporation (a Kansas corporation engaged in providing communications services), the executive offices of which are located at 2001 Edmund Halley Drive, Reston, VA 20191

2.	Nextel Communications, Inc. (a Delaware corporation engaged in providing communication services), the executive offices of which are located at 2001 Edmund Halley Drive, Reston, VA 20191
In this report, the following Non-Reporting Person (No. 1) is referred to herein as the “Non-Voting Entity”:
1.	Eagle River Investments LLC (a Washington limited liability company engaged in making private equity investments), the executive officers of which are located at 2300 Carillon Point, Kirkland, WA 98033-7353
In this report, the following Non-Reporting Persons (Nos. 2-6) are referred to herein as the “Voting Entities”:
2.	Motorola, Inc. (a Delaware corporation engaged in providing communications products), the executive offices of which are located at 1303 E. Algonquin Road, Schaumburg, IL 60196

3.	Madison Dearborn Capital Partners II, LP (a Delaware limited partnership engaged in making private equity investments), the executive offices of which are located at 3 First National Plaza, Suite 3800, Chicago, IL 60602

4.	David Aas (US Citizen), Vice President and Chief Technology Officer of the Company

5.	John Chapple (US Citizen), President, Chief Executive Officer and Chairman of the Company

6.	Mark Fanning (US Citizen), Vice President-Partner Development of the Company 4500 Carillon Point Kirkland, WA 98033
     During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any executive officer of director of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons are deemed to have acquired beneficial ownership of the Class A Common Stock beneficially owned by Nextel WIP as a result of the closing of the Merger on August 12, 2005.

CUSIP No. 65333F 10 7	Schedule 13D	Page 6 of 18 Pages
     Under the terms of the Merger, the former Nextel Communications, Inc.’s stockholders will receive 1.26750218 shares of Sprint Nextel series 1 common stock and $0.84629198 for each share of Nextel Communications, Inc.’s common stock. This equates to a total cash payment of approximately $939.6 million to Nextel Communications, Inc.’s stockholders. Sprint Nextel obtained the funds for such cash payment from cash on hand. As noted above, this Schedule 13D relates only to shares of Class A Common Stock and Class B Common Stock owned or deemed to be owned by Nextel WIP as of the closing of the Merger. No additional shares of either Class A Common Stock or Class B Common Stock were acquired by the Reporting Persons or Nextel WIP in connection with the Merger or otherwise.
Item 4. Purpose of Transaction.
     The Reporting Persons are deemed to have acquired beneficial ownership of the Class A Common Stock beneficially owned by Nextel WIP as a result of the closing of the Merger on August 12, 2005.
     The Class A Common Stock and Class B Common Stock deemed to be beneficially owned by Nextel WIP is subject to a number of contractual and other restrictions, which are described in Item 6. Among these provisions is a “put” mechanism under which Company shareholders other than Nextel WIP may cause Nextel WIP to purchase their shares in the event of a Nextel Sale (as defined in the Company’s Restated Certificate of Incorporation (the “Certificate”)). The closing of the Merger on August 12, 2005 constituted a Nextel Sale for these purposes.
     Following the Merger, pursuant to Article V of the Certificate, holders of 20% or more of the outstanding Class A Common Stock have the right to require the Company to hold a special meeting. At this special meeting, the holders of Class A Common Stock have the right to vote to require Nextel WIP to purchase all (but not less than all) of such shares of Class A Common Stock outstanding (the “Put Right”). A special committee of the Company’s board has recommended that the Put Right process be initiated. If initiated, the Put Right process would involve the valuation of the Company’s Class A Common Stock pursuant to an appraisal process spelled out in the Certificate, and under the terms of the Certificate the Put Right requires the Reporting Persons or their subsidiaries acquire all the Class A Common Stock following the completion of that process and related challenge process. The Reporting Persons believe that the appraisal process could take at least four months to complete, and could be longer in certain circumstances including if the appraised value is challenged as permitted by the Certificate.
      There necessarily can be no assurance as to the outcome, timing or terms of the Put Right process or any possible transaction, and the Reporting Persons reserve the right to take any action in the future that they determine to be in their best interests. The Reporting Persons intend continuously to review their investment in the Company and, either in connection with the Put Right or otherwise, will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Although the Reporting Persons, Nextel WIP and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Persons, Nextel WIP and the Non-Reporting Persons may be deemed as a group to have acquired beneficial

CUSIP No. 65333F 10 7	Schedule 13D	Page 7 of 18 Pages
ownership of 24,644,196 shares of Class A Common Stock and 84,632,604 shares of Class B Common Stock, the aggregate number of shares of Class A Common Stock and Class B Common Stock that are subject to the terms of the Shareholders Agreement, representing 13.3% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of July 27, 2005.
     The Reporting Persons have, as of August 12, 2005, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Class A Common Stock and Class B Common Stock beneficially owned, or deemed to be beneficially owned by, Nextel WIP as set forth below:
     Nextel WIP has sole power to vote and dispose of 84,632,604 shares, or 100% of the outstanding shares, of Class B Common Stock. Nextel WIP may be deemed to have the shared power to vote an aggregate of 15,839,523 shares, or 8.6% of the outstanding shares, of Class A Common Stock. Nextel WIP may also be deemed to have the shared power to dispose of 24,644,196 shares, or 13.3% of the outstanding shares, of Class A Common Stock. Sprint Nextel, Nextel Communications and Nextel WIP disclaim beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.
     The Non-Reporting Persons may be deemed to have shared power to direct the disposition of an aggregate of 24,644,196 shares, or 13.3% of the shares, of Class A Common Stock. The Voting Entities may be deemed to have shared power to vote an aggregate of 15,839,523 shares, or 8.6% of the outstanding shares, of Class A Common Stock. The Non-Voting Entity may be deemed to have shared power to vote an aggregate of 8,804,673 shares, or 4.8% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person has previously disclaimed beneficial ownership of the shares over which they may be deemed to share power to vote or dispose in previous filings with the Securities and Exchange Commission.
     Except as otherwise indicated, the number of shares of Class A Common Stock that are subject to the Shareholders Agreement beneficially owned by each Non-Reporting Person as of December 31, 2004 is set forth below:

	Number of Shares of
	Class A Common
	Stock Subject to
	Shareholders	Percentage of Class A
Beneficial Owner	Agreement	Common Stock (1)

Eagle River Investments LLC (2)	8,804,673	4.8%
Madison Dearborn Capital Partners II, LP (3)	12,349,179	6.7%
Motorola, Inc. (4)	500,000	*
David Aas (5)	755,493	*
John Chapple (6)	1,856,365	1.0%
Mark Fanning (7)	378,486	*
TOTAL	24,644,196	13.3%
*Less than 1%
(1)	Based on 184,902,306 shares of Class A Common Stock outstanding as of July 27, 2005, as provided in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

CUSIP No. 65333F 10 7	Schedule 13D	Page 8 of 18 Pages
(2)	Eagle River Investments reported on an amended Schedule 13G filed on February 9, 2005 that it held 7,064,699 shares of Class A Common Stock, had the sole power to vote or to direct the vote over 10,064,699 shares of Class A Common Stock and had sole power to dispose of or direct the disposition over 9,064,699 shares of Class A Common Stock as of December 31, 2004. Included in the shares beneficially owned by Eagle River Investments as of December 31, 2004 are 10,587 shares donated by the Craig and Susan McCaw Foundation (the “Foundation”), a 503(c)(3) charitable organization controlled by the principal of Eagle River Investments, to unrelated charitable organizations between December 31, 2004 and February 3, 2005. The principal of Eagle River Investments no longer has any voting or dispositive power over those shares.

On April 8, 2005, Eagle River Investments filed an amended Schedule 13G indicating that (1) on February 18, 2005, the Foundation donated 249,439 shares of Class A Common Stock to an unrelated charitable organization and no longer had any voting or dispositive power over such shares and (2) on April 5, 2005, Eagle River Investments relinquished voting control of 1,000,000 shares of Class A Common Stock and no longer has any voting power over such shares. The Foundation continues to hold 1,739,974 shares of Class A Common Stock over which the principal of Eagle River Investments retains the sole power to vote and direct the disposition but has no beneficial interest therein.

(3)	Madison Dearborn Capital Partners reported on an amended Schedule 13G filed on February 15, 2005 that it had the sole power to vote and dispose of 12,349,179 shares of Class A Common Stock as of December 31, 2004.

(4)	Motorola reported on an amended Schedule 13G filed on February 14, 2005 that it had the sole power to vote and dispose of 500,000 shares of Class A Common Stock as of December 31, 2004.

(5)	Based on information contained in the Company’s proxy statement for its 2005 annual meeting, the amended Schedule 13G filed by Mr. Aas on February 11, 2005 and Forms 4 filed by Mr. Aas on March 2, 2005, March 3, 2005, May 19, 2005 and June 2, 2005. Mr. Aas also beneficially owns 8,907 shares of Class A Common Stock and an exercisable option to purchase 470,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Aas beneficially owns an aggregate of 1,234,400 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of July 27, 2005.

(6)	Based on information contained in the Company’s proxy statement for its 2005 annual meeting, the amended Schedule 13G filed by Mr. Chapple on February 11, 2005 and Forms 4 filed by Mr. Chapple on March 2, 2005, March 3, 2005 and May 5, 2005. Includes 736,666 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple. Mr. Chapple also beneficially owns 147,839 shares of Class A Common Stock (of which, 145,000 shares are held by Panther Lake LLC, an entity controlled by Messrs. Chapple and John Thompson) and an exercisable option to purchase 902,500 shares of Class A

CUSIP No. 65333F 10 7	Schedule 13D	Page 9 of 18 Pages
Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Chapple beneficially owns an aggregate of 2,906,704 shares of Class A Common Stock, which represents 1.6% of the outstanding Class A Common Stock as of July 27, 2005.

(7)	Based on an amended Schedule 13G filed by Mr. Fanning on February 11, 2005. Mr. Fanning also beneficially owns 7,461 shares of Class A Common Stock and an exercisable option to purchase 396,230 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Fanning beneficially owns an aggregate of 782,197 shares of Class A Common Stock, which represents 0.4% of the outstanding Class A Common Stock as of December 31, 2004.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Amended and Restated Shareholders’ Agreement
     On January 29, 1999, the Company entered into the Shareholders Agreement with Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River Investments, Motorola, the Company’s senior management stockholders and all of the other parties who were stockholders prior to the Company’s initial public offering. The Shareholders Agreement was amended and restated in February 2000 in connection with the initial public offering of the Company’s Class A Common Stock and has subsequently been amended several times. The current parties to the Shareholders Agreement are Nextel WIP, Madison Dearborn Partners, Eagle River Investments, Motorola and the following stockholders who are also part of the Company’s senior management or otherwise employed by the Company: John Chapple, David Aas and Mark Fanning. The Shareholders Agreement terminates on January 29, 2014. In the Shareholders Agreement, the parties agreed to certain matters relating to the Company’s management and operations and the sale, transfer or other disposition of the Company’s capital stock by these stockholders. The Shareholders Agreement also granted Nextel WIP certain preemptive rights to purchase shares of stock offered to the public by the Company, DLJ Merchant Banking or Madison Dearborn Partners. In addition, if Madison Dearborn Partners votes to exercise the Put Right, but the holders of a majority of the Class A Common Stock do not vote to exercise the Put Right, Nextel WIP may be required to purchase the shares of Class A Common Stock owned by Madison Dearborn Partners.
Agreement Specifying Obligations and Limiting Liability of, and Recourse to, Nextel Communications
     All of the Company’s operating agreements, which are described below, are with Nextel WIP, not Nextel Communications, Inc. or Sprint Nextel Corporation. Pursuant to the terms of the Agreement Specifying Obligations and Limiting Liability of, and Recourse to, Nextel Communications, Nextel Communications undertook certain limited obligations, including the obligation to cause Nextel WIP to honor the terms of the Put Right if it is exercised.

CUSIP No. 65333F 10 7	Schedule 13D	Page 10 of 18 Pages
Operating Agreements
     The Company, through its principal subsidiary, entered into various agreements described below with Nextel WIP that govern the build-out and operation of the Company’s portion of the Nextel Digital Wireless Network. Except as specifically set forth below, these operating agreements were executed on January 29, 1999 and, in some cases, were amended on September 9, 1999 and again on September 27, 2000, and have an initial term of ten years, which may be extended for up to an additional two and a half years and renewed for up to four ten-year renewal terms at the Company’s option.
     As described below under “Certain Obligations under the Certificate,” Nextel WIP may be awarded the right to purchase all of the outstanding shares of the Class A Common Stock upon the termination of any of these operating agreements as a result of the Company’s breach. If these agreements are terminated as a result of Nextel WIP’s breach, the Company may be awarded the right to require Nextel WIP to purchase all of the outstanding shares of the Class A Common Stock:
     Joint Venture Agreement
     The Company’s joint venture agreement with Nextel WIP requires the Company to build and operate its portion of the Nextel Digital Wireless Network on time, make it compatible with Nextel Communications’ systems, meet or exceed quality standards applicable from time to time to Nextel Communications’ subsidiaries operating in the United States, and offer a set of core service features and upgrade the Company’s system to comply with future Nextel Communications’ standards. Additional terms of the joint venture agreement include, among others, that:
•	the Company has agreed to obtain Nextel WIP’s approval prior to taking certain significant actions, including making a material change to the Company’s business objectives or technology; and

•	Nextel Communications and its subsidiaries would not offer wireless communications services under the Nextel brand name, iDEN services on 800 MHz frequencies, or wireless communications services that allow interconnect with landline telecommunications in the Company’s territory.
     Other Operating Agreements
     The Company has also entered into operating agreements with Nextel WIP with respect to: the license to use Nextel Communications trademarks and service marks; the ability of each party’s subscribers to roam in the other party’s territory; Nextel Communications’ use of analog systems and services in the Company’s territories; access to systems; and telecommunications switching services.
Certain Obligations Under the Certificate
     In addition to the Put Right, the Certificate, under certain circumstances, allows Nextel WIP, or allows holders of Class A Common Stock to cause Nextel WIP, to purchase all of the outstanding Class A Common Stock. In any such event, Nextel WIP will have the choice of paying for any such shares of Class A Common Stock in cash or, subject to meeting specified requirements, in shares of “listed Nextel

CUSIP No. 65333F 10 7	Schedule 13D	Page 11 of 18 Pages
common stock.” Events that can trigger the right of Nextel WIP to purchase all of the outstanding shares of Class A Common Stock include:
•	January 29, 2008, subject to certain postponements by the Company’s board of directors;

•	If Nextel Communications changes its digital transmission technology, the change is materially adverse to the Company and Nextel WIP determines not to provide the Company free of charge the equipment necessary to provide the Company’s subscribers with service comparable to what they had been receiving;

•	If Nextel WIP requires a change in the Company’s business, operations or systems, the change is materially adverse to the Company, Nextel WIP does not subsidize the Company for the costs of such change and the Company declines to implement the required change; or

•	Termination of the Company’s operating agreements with Nextel WIP as a result of the Company’s breach.
     In addition to consummation of the Merger, events that can trigger the right of the holders of Class A Common Stock of the Company to require Nextel WIP to purchase all outstanding Class A Common Stock include:
•	If the Company does not implement a change in its business, operations or systems required by Nextel WIP, the change is materially adverse to the Company, and the Company’s board of directors provides holders of Class A Common Stock with the opportunity to require Nextel WIP to buy their shares of Class A Common Stock and a majority of the stockholders vote to do so; or

•	Termination of the Company’s operating agreements with Nextel WIP as a result of a breach by Nextel WIP.
     If Nextel WIP purchases or is required to purchase the outstanding Class A Common Stock:
•	as a result of the termination of the operating agreements with the Company as a result of Nextel WIP’s breach, the purchase price is determined based on a pricing formula;

•	as a result of the termination of the operating agreements as a result of a breach by the Company, the purchase price could involve a discount based on a pricing formula;

•	as a result of the election of a majority of the non-Nextel WIP stockholders to require Nextel WIP to purchase, after the Company’s failure to implement changes in business, operations or systems required by Nextel Communications, the purchase price will be an amount equal to the higher of the fair market value as determined by the appraisal process set forth in the Certificate and a 20% rate of return on each tranche of invested capital in the Company, whether contributed in cash or in kind, from the date of its

CUSIP No. 65333F 10 7	Schedule 13D	Page 12 of 18 Pages
contribution through the purchase date, which value will be divided over all of the Company’s capital stock; or

•	for any other reason, including in connection with the exercise of the Put Right, the purchase price will be the fair market value as determined by the appraisal process set forth in the Certificate.
     Pursuant to the Shareholders Agreement, prior to January 29, 2011, Nextel WIP cannot transfer its shares of the Company’s capital stock to a third party. Holders of Class A Common Stock also have the right and/or obligation to participate in any sale by Nextel WIP of all of its shares of capital stock of the Company to a third party occurring after January 29, 2011. In the event that the holders of a majority of the Class A Common Stock elect to participate in such sale, then pursuant to the Certificate, all such holders of Class A Common Stock will be required to participate.
     The closing of the Merger on August 12, 2005 constituted a Nextel Sale (as defined in the Certificate). Following the Merger, pursuant to Article V of the Certificate, holders of 20% or more of the outstanding Class A Common Stock have the right to require the Company to hold a special meeting. At this special meeting, the holders of Class A Common Stock have the right to vote to require Nextel WIP to purchase all (but not less than all) of such shares of Class A Common Stock outstanding, at a price equal to the portion of the fair market value of the Company that is allocable to the Class A Common Stock. The fair market value would be determined through an appraisal process as described in the Certificate.
     Payment of the Put Price
     To fulfill its obligation to purchase the Class A Common Stock, Nextel WIP has the option of either “purchasing” the shares or causing their “redemption.” On or before the proposed closing date for the sale of the shares of Class A Common Stock, Nextel WIP will notify the Company whether it has elected to fund a “purchase” or a “redemption” and will comply with the provisions of the Certificate to effect the transaction.
     The Certificate also provides that Nextel WIP may elect, subject to meeting certain requirements, to deliver shares of “listed Nextel common stock” in payment of the purchase price. The Reporting Persons may take such actions as they deem necessary in order to provide “listed Nextel common stock” to be delivered upon the exercise of the Put Right.
Item 7. Material to be Filed As Exhibits.

Exhibit 1	Restated Certificate of Incorporation of Nextel Partners, Inc., as amended (filed as Exhibit 3.1 to Amendment No. 2 to Nextel Partners, Inc.’s Registration Statement on Form S-1 filed with the Commission on February 22, 2000 (File No. 333-95473) and incorporated herein by reference).

Exhibit 2	Certificate of Amendment to the Restated Certificate of Incorporation of Nextel Partners, Inc. (filed as Exhibit 3.1(a) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-29633) and

CUSIP No. 65333F 10 7	Schedule 13D	Page 13 of 18 Pages

incorporated herein by reference).

Exhibit 3	Amended and Restated Shareholders’ Agreement by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2 to Nextel Partners, Inc.’s Registration Statement on Form S-1 filed with the Commission on February 22, 2000 (File No. 333-95473) and incorporated herein by reference).

Exhibit 4	Amendment No. 1 to Amended and Restated Shareholders’ Agreement, dated effective as of February 22, 2000, by and among Nextel Partners, Inc. and the stockholders named therein (incorporation by reference to Exhibit 10.2(a) to Nextel Partners, Inc.’s Registration Statement on Form S-4 filed with the Commission on October 23, 2000, File No. 333-48470) and incorporated herein by reference).

Exhibit 5	Amendment No. 2 to Amended and Restated Shareholders’ Agreement, dated effective as of March 20, 2001, by and among Nextel Partners, Inc. and the stockholders named therein (incorporation by reference to Exhibit 10.2(b) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, File No. 000-29633) and incorporated herein by reference).

Exhibit 6	Amendment No. 3 to Amended and Restated Shareholders’ Agreement, dated effective as of April 18, 2001, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(c) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-29633) and incorporated herein by reference).

Exhibit 7	Amendment No. 4 to Amended and Restated Shareholders’ Agreement, dated effective as of July 25, 2001, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(d) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2001 (File No. 000-29633) and incorporated herein by reference).

Exhibit 8	Amendment No. 5 to Amended and Restated Shareholders’ Agreement, dated effective as of June 13, 2002, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(e) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-29633) and incorporated herein by reference).

Exhibit 9	Amendment No. 6 to Amended and Restated Shareholders’ Agreement, dated effective as of July 24, 2002, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(f) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-29633) and incorporated herein by reference).

Exhibit 10	Amendment No. 7 to Amended and Restated Shareholders’ Agreement, dated effective as of October 18, 2002, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(g) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-29633) and incorporated herein by reference).

CUSIP No. 65333F 10 7	Schedule 13D	Page 14 of 18 Pages

Exhibit 11	Amendment No. 8 to Amended and Restated Shareholders’ Agreement, dated effective as of May 12, 2003, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(h) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-29633) and incorporated herein by reference).

Exhibit 12	Amendment No. 9 to Amended and Restated Shareholders’ Agreement, dated effective as of March 2004, by and among Nextel Partners, Inc. and the stockholders named therein (incorporation by reference to Exhibit 10.2(i) to Nextel Partners, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 000-29633) and incorporated herein by reference).

Exhibit 13	Amendment No. 10 to Amended and Restated Shareholders’ Agreement, dated effective as of December 31, 2004, by and among Nextel Partners, Inc. and the stockholders named therein (filed as Exhibit 10.2(j) to Nextel Partners, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-29633) and incorporated herein by reference).

Exhibit 14	Joint Venture Agreement, dated as of January 29, 1999, by and among Nextel Partners, Inc., Nextel Partners, Inc. Operating Corp. and Neptune WIP Corp. (filed as Exhibit 10.3 to Nextel Partners, Inc.’s Registration Statement on Form S-4 filed with the Commission on May 14, 1999 (File No. 333-78459) and incorporated herein by reference).

Exhibit 15	Agreement Specifying Obligations and Limiting Liability of, and Recourse to, Nextel Communications (filed February 24, 1999 as Exhibit 10.3 to Nextel Communications’ Current Report on Form 8-K (File No. 000-19656) and incorporated herein by reference).
[Remainder of page is left intentionally blank. Signatures begin on next page.]

CUSIP No. 65333F 10 7	Schedule 13D	Page 15 of 18 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2005	SPRINT NEXTEL CORPORATION

	By:	/s/ Gary D. Begeman

Name: Gary D. Begeman
Title: Vice President, Legal

CUSIP No. 65333F 10 7	Schedule 13D	Page 16 of 18 Pages
APPENDIX 1
INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS OF SPRINT NEXTEL
     The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of Sprint Nextel. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 2001 Edmund Halley Drive, Reston, Virginia 20191.

Name	Directors of Sprint Nextel

Timothy M. Donahue	Chairman of the Board of Sprint Nextel Corporation

Gary D. Forsee	Chief Executive Officer and President of Sprint Nextel Corporation

Keith J. Bane	Retired; formerly Executive Vice President and President, global strategy and corporate development of Motorola, Inc.

Gordon M. Bethune	Retired; formerly Chairman and Chief Executive Officer of Continental Airlines, Inc.

William E. Conway, Jr.	Founder and Managing Director, of The Carlyle Group

Frank M. Drendel	Chairman and Chief Executive Officer of CommScope, Inc.

James H. Hance, Jr.	Retired; formerly Vice Chairman of Bank of America Corporation

V. Janet Hill	Vice President of Alexander & Associates, Inc.

Irvine O. Hockaday, Jr.	Retired; formerly President and Chief Executive Officer of Hallmark Cards, Inc.

William E. Kennard	Managing Director of The Carlyle Group

Linda Koch Lorimer	Vice President and Secretary of the University, Yale University, New Haven, Connecticut

Stephanie M. Shern	Retired; former Senior Vice President of Kurt Salmon Associates

Gerald L. Storch	Vice Chairman of Target Corporation

William H. Swanson	Chairman and Chief Executive Officer of Raytheon Company

CUSIP No. 65333F 10 7	Schedule 13D	Page 17 of 18 Pages

Executive Officers of Sprint Nextel
(who are not also Directors)

Len J. Lauer	Chief Operating Officer

Paul N. Saleh	Chief Financial Officer of Sprint Nextel Corporation and President and Chief Financial Officer of Nextel Communications, Inc.

Thomas N. Kelly, Jr.	Chief Strategy Officer

Barry J. West*	Chief Technology Officer

Leonard J. Kennedy	General Counsel of Sprint Nextel Corporation and Vice President of Nextel Communications, Inc.

James G. Kissinger	Senior Vice President, Human Resources

Daniel R. Hesse	Chief Executive Officer, Local Telecommunications Division

Mark E. Angelino	President, Business Solutions

Timothy E. Kelly	President, Consumer Solutions

Richard T.C. LeFave	Chief Information Officer

Kathryn A. Walker	Chief Network Officer

William G. Arendt	Controller

Richard S. Lindahl	Treasurer

* Mr. West is a citizen of the United States and the United Kingdom.

CUSIP No. 65333F 10 7	Schedule 13D	Page 18 of 18 Pages
INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS OF NEXTEL COMMUNICATIONS
     The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of Nextel Communications. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 2001 Edmund Halley Drive, Reston, Virginia 20191.

Name	Directors of Nextel Communications

Leonard J. Kennedy	General Counsel of Sprint Nextel Corporation and Vice President of Nextel Communications, Inc.

Gary D. Begeman	Vice President, Legal of Sprint Nextel Corporation and Vice President of Nextel Communications, Inc.

Christie A. Hill	Vice President, Corporate Governance and Ethics, and Secretary of Nextel Communications, Inc.

Executive Officers of Nextel Communications
(who are not also Directors)

Paul N. Saleh	Chief Financial Officer of Sprint Nextel Corporation and President and Chief Financial Officer of Nextel Communications, Inc.

William G. Arendt	Vice President and Controller

Richard S. Lindahl	Vice President and Treasurer

Mark V. Beshears	Vice President

Gary E. Charde	Vice President